PromSocial

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First mobile app that makes the entire prom experience fun & stress-free

PROMSOCIAL.COM OLD BRIDGE TOWNSHIP





We chose this idea because we know how stressful and overwhelming it can be to plan for prom as a young teen. We created PromSocial to take away the many common stresses teens face when planning for the big night. Our app makes the entire prom planning process fun, easy and stress free.

Ed Abdel-Malak Co-Founder & CEO @ PromSocial

Why you may want to support us...

1. Finalist for ABC's Shark Tank Season 11: https://youtu.be/JSOcN7yTYIY
2. Launched open beta in January 2019; over 10k users in every US state.
3. Featured on The AMC channel: https://newswatchtv.com/2018/03/15/promsocial-newswatch-review/
4. Verbal commitment from our first official high school to begin using the app in 2019.
5. The prom industry lacks a central hub that connects prom goers with retailers. Each teen spends ~ $1K per year on prom.
6. Partnered with several retailers already who are providing significant discounts to our users.
7. ~4 to 5 million teens in the US alone go to prom every single year resulting in 4 to 5 billion dollars in spend every year.
8. Started generating revenue

Why investors ❤ us

WE'VE RAISED $60,150 SINCE OUR FOUNDING

Albert Malak
Sibling



I always dreamed an idea of mine would set me free financially. However, I vowed i couldn't create my own idea that I would invest in someone else's idea if it makes sense. This platform makes a lot of sense and I can see it being very successful. Additionally, it helps that Darrel is my cousin and I trust his ambition and intelligence, which means this team can be trusted as well. I look forward to being apart of this journey. To success team Prom Social

Cordell Blair



Blown away by this concept, I wish I had this years ago!

Sean Mikhail
First employee in several startups, including Fin & Field. With cash saved up, looking to invest in an extremely innovative concept.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ed Abdel-Malak
Co-Founder & CEO
Helped 2 of my recent employers through successful exits. Know what it takes to get it done. Previously at Accenture, American Express, Merrill Lynch.



Ravi Koltur
Co-Founder & CTO
Previously founded IT company. Built and lead global high performing teams. Harvard Business School '18.



Darrel D. Frater
Co-Founder & VP Growth & Marketing
Previously founded High School mentoring program. Now early stage startup advisor and youth entrepreneur speaker. MBA student at The College of New Jersey studying Strategy, Innovation, and Leadership.



Michael Hudak
Co-Founder & COO
Creating and launching PromSocial.

In the news

PromSocial - Planning App for Prom Goers | NewsWatch Review

AppWatch Prom is one of the most special nights of any teen's life, so it goes without saying that it deserves its own app. PromSocial is a planning app loaded with features that help prom goers get the most

March 15, 2018 @ newswatchtv.com

Startup PromSocial launches app to disrupt the prom industry and revolutionize the way teens share their prom experience.

Any graduating high school student would tell you that prom is one of the best, if not the Best Night of High School. Some American parents think they are overrated and student didn't go to theirs. However,

February 1, 2018 @ techstartups.com

Downloads

PromSocial Investor Deck - Wefunder.pdf

The Story of PromSocial

We started in 2013. It's been a long, crazy journey, and we've only just started to scratch the surface on disrupting the multi-billion-dollar prom industry.

The Problem

There are few rites of passage in American culture as important as Prom. Seen as a gateway from childhood into adulthood, attending Prom is one of the most anticipated, discussed, and prepared-for moments in a teen's life.

Yet for all the importance placed on Prom, the logistics of planning and attending the event is still wildly fragmented. Tickets, attire, dates, transportation, parties, and more, planning for this life changing event can be overwhelming, confusing and frustrating for millions of teens across the country.

Nearly everything in our lives has been streamlined with the advancement of technology, yet the Prom Industry has experienced few disruptions. PromSocial aims to change this, making the process of planning, attending, and enjoying Prom as simple as a few clicks of a button.

The Solution


GET IT ON
Google Play
DOWNLOAD ON THE
App Store
DOWNLOAD
SIGN UP
PLAN & ORGANIZE
CONNECT & SHARE!

Teenagers today are part of a digitally-native generation that uses technology to improve all aspects of their life. School, sports, socializing, gaming and more, technology has dramatically changed the American high school experience over the last decade.

PromSocial capitalizes on this affinity for seamless technological solutions by centralizing all the elements of Prom into an easy-to-use, powerful planning app. Part social media, part dating app, part eCommerce, and part event logistics app, PromSocial allows users to quickly and easily execute all the steps on their journey to Prom, ensuring the process is efficient, easy, and most importantly, fun!

How We Came Up With The Idea?

Co-Founders Ed & Mike met for lunch one day back in 2013. Mike was an avid domainer and he and Ed were going through his list of domains and PromSocial.com caught Ed's attention. Ed proceeded to ask Mike what his plans were for the domain and Mike proceeded with "2 great key words; thought it would be cool to give prom a social aspect". That immediately brought Ed back in time to his Senior prom and reminded him of how overwhelming & stressful it was leading into the big day which immediately inspired the 2 to come up with a better solution. On that day, PromSocial was born.

Where Are We Now?

We launched our open beta in late January of 2019 and are quickly approaching 10k users across the U.S. In addition to our existing user base that continues to grow, we now have verbal commitment from a large diverse high school that has agreed to use our app for Prom 2020. This will be the first of many schools to embrace PromSocial. All of our recent success landed us an audition for ABC's hit series, Shark Tank Season 11 which we were a finalist for.


PromSocial Shark Tank Video
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What's Next?

With your investment help, we will be able to build out our next set of key features which will enhance the user experience and allow us to begin monetizing the app. In addition, half of the investment we receive will go towards marketing the app more broadly, allowing us to continue on-boarding prom goers and prom retailers across the country.

Business Model

To ensure rapid adoption and penetration into the marketplace, PromSocial plans to remain absolutely free of charge to users. Prom is expensive enough, and PromSocial does not want to add to that list of expenses.

Instead, revenue for the company will come from its Retail Partners via three main streams:

- Subscription
  - Partners pay a monthly subscription fee to be listed on our platform. This will vary by retailer but will likely be somewhere between $20 to $50 per month.
- Commission
  - All apparel and accessory sales, limo bookings, hair appointments, floral purchases and any other Prom-related service found and booked through the app is subject to a commission paid back to PromSocial. This will likely be somewhere between 3% to 7% of sales.
- Advertising
  - For Retail Partners looking to maximize their exposure and sales, advertising opportunities are available to extend their presence and reach within the app.

Best of all, with a fresh batch of Prom-goers and PromSocial users each and every season, there is continued incentive for our Retail Partners to return and spend money on the platform year after year.

Sneak Peak Into Our Market Directory Design



Why Invest?

Prom is a $4+ Billion Industry in the U.S. Alone

With 17 million high school students in the U.S., and the average attendee spending $919 on their Prom experience, the industry has ballooned to a record $4+ billion nationwide.

Teens Embrace Technological Solutions to Their Problems

Current and future high-schoolers are all digitally native, embracing new tools and apps to improve their social standing and quality of life. By creating an app specifically focused on the biggest night of their high school lives, PromSocial is uniquely positioned as a "must-have" app.

First to Market

No company has combined all the social and logistical elements of Prom into a single, easy-to-use solution. PromSocial, by providing such a solution, will experience tremendous first mover advantages.

User Base Refreshes Each and Every Year

As Seniors graduate and move on from high school, a new wave of users will be introduced each and every year. Not only will this allow PromSocial to keep a fresh group of active, passionate users, but it will encourage Retail Partners to advertise with us over other options.

What's Our Exit Strategy?

As a hybrid social media, e-commerce, and event planning tool, PromSocial has several attractive candidates for an eventual exit. These candidates include the major social media players (Facebook, Snapchat), Search Engine Providers (Google), and Permira who owns the Wedding platform WeddingWire who recently merged with The Knot.

We Look Forward To Having You As An Investor! THANK YOU!



ED ABDEL-MALAK
CEO
RAVI KOLTUR
CTO
MICHAEL HUDAK
COO
DARREL FRATER
VP GROWTH & MARKETING

Investor Q&A

– COLLAPSE ALL

What does your company do?

PromSocial is a mobile app that helps teens prepare for prom and connects them with retailers for all their prom needs.

Where will your company be in 5 years?

In 5 years we expect to be the go-to platform for everything prom.

Why did you choose this idea?

We chose this idea because we know how stressful and overwhelming it can be to plan for prom as a young teen. We created PromSocial to take away the many common stresses teens face when planning for the big night. Our app makes the entire prom planning process fun, easy and stress free.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

With 17 million high school students in the U.S., and the average attendee spending $919 on their Prom experience, the industry in the U.S. alone has ballooned to a record $4 billion nationwide and continues to grow. In addition, digital ad spend is up 19% since last year at $130B (US) & $283B (Globally) and just this year has outpaced traditional ad spend (i.e. non-digital).
By bringing this audience on to our platform, prom retailers will choose to advertise with us over other options. Just as The Knot and Wedding Wire did for the Wedding industry, PromSocial is doing the same for the Prom industry.

What is your proudest accomplishment?

Our proudest accomplishment was getting our product to market and hearing first hand from many of our users (some of which we personally met with) on how awesome our platform is. Easy, fun and stress free are many of the commonly used words we receive in terms of feedback of our app and that is very humbling to us.

How far along are you? What's your biggest obstacle?

We did a soft launch of our mobile app with family & friends in January 2018 to shake out and resolve bugs. We then launched our open beta this past January and started marketing more broadly on social media. We have over 10k users of which 9k have joined in the last 12 months.

Who are your competitors? Who is the biggest threat?

PromSocial is really the first of its kind. Presently teens are using Facebook Groups, Instagram Pages, and Text Groups to communicate with their peers. This creates limited options for exciting interactive engagement within the planning process while excluding many teens that aren't apart of those groups.

What do you understand that your competitors don't?

Prom is a very niche market that continues to grow and teens continue to compete to one-up each other leading into the big night. No company has combined all the social and logistical elements of Prom into a single, easy-to-use solution. By providing such a solution, PromSocial will experience tremendous first mover advantages. Nearly everything in our lives has been streamlined with the advancement of technology, yet
the Prom Industry has experienced few disruptions. PromSocial aims to change this, making the process of planning, attending, and enjoying Prom as simple as a few clicks of a button.

How will you make money?

PromSocial will make money through monthly subscriptions, commissions, and advertising by its 3rd-party retail partners.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is not having schools embrace PromSocial which would in turn not allow us to grow to our full potential. The app is meant for the entire class of a school to use the app together so they are all up to date on everything happening in regards to their prom. In addition, without users, it will be much more complicated to onboard retailers who will be paying to be listed with us.

What do you need the most help with?

Building relationships with high schools and retailers in our space.

What would you do with the money you raise?

Half the money will go towards development efforts to build out our content news feed and retailer marketplace which will be our primary source for generating revenue. The other half will go towards sales & marketing efforts to continue on-boarding prom goers and prom retailers across the country.

Financials

PromSocial has financial statements ending December 31 2019. Our cash in hand is $11,000, as of June 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,000/month.

At a Glance

July 1 to December 31

$100
Revenue

-$24,000
Net Loss

$1,000
Short Term Debt

$0
Raised in 2019

$11,000
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

PromSocial is a mobile app that helps teens prepare for prom and connects them with retailers for all their prom needs.

In 5 years we expect to be the go-to platform for everything prom.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

PromSocial Inc. was incorporated in the State of Delaware in July 2019.

Since then, we have:

- Finalist for ABC's Shark Tank Season 11: https://youtu.be/JSOcN7yTYlY

- Launched open beta in January 2019; over 10k users in every US state.

- Featured on The AMC channel: https://newswatchtv.com/2018/03/15/promsocial-newswatch-review/

- Verbal commitment from our first official high school to begin using the app in 2019.

- The prom industry lacks a central hub that connects prom goers with retailers. Each teen spends ~ $1K per year on prom.

- Partnered with several retailers already who are providing significant discounts to our users.

- ~4 to 5 million teens in the US alone go to prom every single year resulting in 4 to 5 billion dollars in spend every year.

Historical Results of Operations

Our company was organized in July 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $100. Our gross margin was 100.0%.

- *Assets.* As of December 31, 2019, the Company had total assets of $11,000, including $11,000 in cash.

- *Net Loss.* The Company has had net losses of $30,000 for 2019.

- *Liabilities.* The Company's liabilities totaled $30,000 for 2019.

Liquidity & Capital Resources

Our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital within 3-6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PromSocial Inc. cash in hand is $11,000, as of June 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,000/month, for an average burn rate of $4,000 per month. Our intent is to be profitable in 36 months.

No major changes from what was reported. We incorporated on July 1st, 2019 and have $11,000 in cash in our bank account.

Minimal revenue is likely in the next 3-6 months but we do expect to be at a $20k+ per year run rate by the end of 2020. Expenses will likely be $4k-$8k per month for the next 12 months.

yes, loans from existing partners.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-24,000%

Gross Margin:
100%

Return on Assets:
-218%

Earnings per Share:
-$0.00

Revenue per Employee:
$50

Cash to Assets:
100%

Revenue to Receivables:
~

Debt Ratio:
9%

PS Financial Statements End of Year 2019.pdf

PS Financial Statements.pdf

Risks

1. High schools may not initially embrace PromSocial as quickly as our growth plans suggest which may have a material impact on our forward looking projections.

2. Prom retailers may choose to not advertise with PromSocial which would materially impact our revenue targets.

3. Prom goers may choose other means outside of PromSocial to plan for and execute prom which would have a material impact on our ability to grow and be successful in achieving our growth targets.

4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

5. Edward Abdel-Malak is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

6. Michael Hudak is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

7. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Edward Abdel-Malak	Director @ Vitech Systems Group	2019
Michael Hudak	Timberman @ Northeast Remsco Local Union 1556	2019
Ravi Koltur	Founder & CEO @ AD3I Systems Inc	2019

Officers

OFFICER	TITLE	JOINED
Edward Abdel-Malak	Chairman of the board	2019
Michael Hudak	COO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Michael Hudak	3,887,500 Common Stock	38.9%
Edward Abdel-Malak	3,887,500 Common Stock	38.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$5,100	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	50% will go towards development efforts for 6 months to build out our content news feed and retailer directory which will be our primary source for generating revenue. The other 42.5% will go towards sales & marketing initiatives to continue onboarding prom goers and prom retailers across the country, 7.5% Wefunder intermediary fee
$100,000	50% will go towards development efforts for 12 months to build out our content news feed, retailer directory as well as other enhancements which will focus on revenue generation and user growth. The other 42.5% will go towards sales & marketing initiatives to continue onboarding prom goers and prom retailers across the country, 7.5% Wefunder intermeidary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	10,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.